Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Selina Email to Employees

Ruckus Team,

Today we announced an exciting milestone in the Ruckus story. We have announced an agreement with Brocade to be acquired in a transaction where Brocade will offer our shareholders $6.45 in cash and 0.75 shares of Brocade common stock for each share of Ruckus common stock. Based on the closing price of Brocade’s stock on April 1, 2016, this values Ruckus at approximately $1.5 billion, although this value will fluctuate until the closing of the acquisition.

I am so proud of our accomplishments and the value we have created in our amazing company. Without all of your hard work we would not be where we are today.

The decision to join forces was not taken lightly by our board; however, I believe this is the right thing for our company and our shareholders.

We have been driving revenue and market share growth by expanding our vertical footprint and winning larger deals. This acquisition gives us tremendous ability to scale in both.

With Brocade, we‘ll be the only pure-play networking company delivering solutions from the most critical part of the datacenter to the wireless edge, with category leadership in the following areas:

•	#1 in service provider Wi-Fi

•	#1 in hospitality Wi-Fi

•	#1 in storage area networking

•	#2 in data center networking

•	#3 in Wireless LAN

•	#3 in enterprise edge networking in the U.S. and EMEA

This positions the combined company for amazing growth and an exciting future!

I know you have a lot of questions. We will be holding two all hands meetings/conference calls to answer as many of them as we can – today at 9:30 am PST and again on Tuesday at 7 pm PST. Please watch for the invitations.

Ruckus Wireless Confidential

Selina Email to Employees

There is still a lot of work to be done to complete the agreement and our teams are working to get there as quickly as possible; but until this deal closes, we are still a standalone business with products to deliver, revenue to generate and customers to serve.

I look forward to speaking with you today and hope you share in my excitement at the possibilities this creates.

Selina

And now for the lawyers:

The exchange offer for the outstanding shares of Ruckus Wireless referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ruckus Wireless or Brocade, nor is it a substitute for any offer materials that Brocade and Purchaser will file with the SEC. At the time the exchange offer is commenced, Brocade and Ruckus Wireless Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Brocade (“Purchaser”), will file a tender offer statement on Schedule TO, Brocade will file a registration statement on Form S-4, and Ruckus Wireless will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS WIRELESS’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS WIRELESS’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES.

The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus Wireless’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at Investor-Relations@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus Wireless’s Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus Wireless file annual, quarterly and current reports and other information with the SEC. You may

Ruckus Wireless Confidential

Selina Email to Employees

read and copy any reports or other information filed by Brocade and Ruckus Wireless at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus Wireless’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements about the acquisition of Ruckus Wireless, Inc. by Brocade Communications Systems, Inc., estimated benefits from the proposed acquisition, business strategies, market potential, future prospects, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward looking statements speak only as of the date of this communication, and each of Ruckus and Brocade expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Ruckus’ or Brocade’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Ruckus and Brocade, including the most recent Forms 10-K and 10-Q, for additional information about Ruckus and Brocade and about the risks and uncertainties related to the business of each of Ruckus and Brocade which may affect the statements made in this communication.

Ruckus Wireless Confidential